UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2002

Trade Wind Communications Limited
(Translation of registrant's name into English)

Level 14, 210 George Street, Sydney, NSW Australia 2000
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

TradeWind Communications
TWC.V

Media Release

March 1, 2002

Trade Wind Communications (TWC.V) ("the Company") announces that it has received regulatory acceptance of the private placement announced on December 21, 2001, and has issued an aggregate of 466,053 common shares and 1,845,697 units to certain investors at a price of $0.12 per unit. Each unit consists of one common share and one non-transferable share purchase warrant, each warrant entitling the holder to purchase an additional common share of the Company for a period of two years. The warrants will vest in part every three months after closing in four equal installments with the 1st installment exercisable at CDN$0.20, the 2nd at CDN$0.30, the 3rd at CDN$0.40 and the 4th at CDN$0.50.

The shares and any shares acquired upon exercise of the warrants are subject to a four month hold period expiring June 28, 2002 pursuant to the policies of the Canadian Venture Exchange and a four month and one day hold period expiring June 29, 2002 pursuant to the Securities Act (British Columbia).

On behalf of the board of directors

/s/ Nick Bird

Nick Bird, C.E.O.
Trade Wind Communications Limited

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents herein.

BC FORM 53-901F (Previously Form 27)

Securities Act

Material Change Report Under Section 85(1) of the Act

  Reporting Issuer

  State the full name and address of the principal office in Canada of the reporting issuer:

  Trade Wind Communications Limited
  (the "Company")

  Date of Material Change

  State the date of the material change:

  March 1, 2002

  Press Release

  State the date and place(s) of issuance of the press release issued under section 85(1) of the Act.

  March 1, 2002
  Vancouver, BC

  Summary of Material Change

  Provide a brief but accurate summary of the nature and substance of the material change:

  The Company announced that it has received regulatory approval to its private placement of 466,053 common shares and 1,845,697 units announced by News Release dated December 21, 2001.

  Full Description of Material Change

  See attached Schedule "A".

  Reliance on Section 85(2) of the Act

  If the report is being filed on a confidential basis in reliance on section 85(2) of the Act, state the reasons for that reliance:

  N/A

  Omitted Information

  N/A

  Senior Officers

  Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer:

  Nick Bird, Chief Executive Officer
  (61 2) 9250-2222

  Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Sydney, Australia, this 1st day of March, 2002.

/s/ Nick Bird
Nick Bird,
Chief Executive Officer

TradeWind Communications
TWC.V

Media Release

March 1, 2002

Trade Wind Communications (TWC.V) ("the Company") announces that it has received regulatory acceptance of the private placement announced on December 21, 2001, and has issued an aggregate of 466,053 common shares and 1,845,697 units to certain investors at a price of $0.12 per unit. Each unit consists of one common share and one non-transferable share purchase warrant, each warrant entitling the holder to purchase an additional common share of the Company for a period of two years. The warrants will vest in part every three months after closing in four equal installments with the 1st installment exercisable at CDN$0.20, the 2nd at CDN$0.30, the 3rd at CDN$0.40 and the 4th at CDN$0.50.

The shares and any shares acquired upon exercise of the warrants are subject to a four month hold period expiring June 28, 2002 pursuant to the policies of the Canadian Venture Exchange and a four month and one day hold period expiring June 29, 2002 pursuant to the Securities Act (British Columbia).

On behalf of the board of directors

/s/ Nick Bird

Nick Bird, C.E.O.
Trade Wind Communications Limited

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents herein.

1. SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRADE WIND COMMUNICATIONS LIMITED

Date:  March 4, 2002

/s/ Nick Bird
Nick Bird, President